

July 6, 2012

Via E-mail
Mr. Victor Bravo Martin
Chief Financial Officer
Empresas ICA, S.A.B. de C.V.
Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico

> **Re: Empresas ICA, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 1-11080**

Dear Mr. Bravo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 38

A. Operating Results, page 39 - Consolidated Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Gross Profit, page 40

1.   In future filings, please quantify and discuss your consolidated gross profit as a percentage of total revenue. Your narrative should include a quantified discussion of the significant factors that impacted these percentages during each period presented.

General Expenses, page 40

2.   In future filings, please quantify and discuss your consolidated selling, general and administrative expenses as a percentage of total revenue. Your narrative should include a quantified discussion of the significant factors that impacted these percentages during each period presented.

Effect of Application of the Critical Accounting Policies and Estimates on Results and Financial Position, page 55

Construction Contracts, page 55

3.   We note that you recognize revenue from your construction contracts under the costs incurred or the units of work methods of the percentage-of-completion method. We also note your disclosure that periodically, you evaluate the reasonableness of the estimates used in the determination of the percentage-of-completion, and if, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenue, an adjustment is made in order to reflect the effect in the results of the period in which the adjustment or loss is incurred. Since a significant portion of your revenue is recognized using the percentage-of-completion method, a significant change in your estimates could affect the profitability of your business. In this regard, please expand your disclosures in future filings to provide the following:

- The number of projects with upward estimate changes and the number of projects with downward estimate changes;
- The range of increase in gross profit from each project and the range of decrease in gross profit from each project; and
- The gross amount of favorable and unfavorable adjustments to construction contract estimates-to-complete for each period presented.

Please provide us with a copy of your intended revised disclosure.

Financial Statements, page F-1

Consolidated Statements of Comprehensive Income, pages F-4 and F-5

4.   With reference to the other items of comprehensive income and the disclosure requirements under IAS 1 paragraphs 90 and 91 please provide us with the gross amounts of other items of comprehensive income and their respective tax effects which resulted in the amounts reflected in your Consolidated Statements of Comprehensive Income. With reference to your current disclosures, please reconcile your footnote disclosures with the amounts reflected on page F-5 and tell us what consideration you gave to providing this information collectively rather than throughout your footnotes.

Note 4. Basis of Presentation and Consolidation, page F-11

e. Investment Units, page F-11

5.   Please tell us and revise your disclosures to clarify whether there is an accounting implication to the daily changes in the value of the UDI, and if so, how you treat such implication in your financial statements.

h. Transaction with RCO, page F-13

6.   We note from your disclosure that the gain recognized from the transaction with RCO "represents the difference between the fair value of shares of CONIPSA and COVIQSA and the fair value of the shares received in exchange of RCO"; however, your table indicates that the gain was calculated using the carrying value of the shares of CONIPSA and COVIQSA. Please advise. Additionally, please tell how your gain calculation considered the equity participation of other investors not associated with you.

i. Acquisition and Sale of Subsidiaries, page F-13

7.   Please tell us how you accounted for the Ps. 151 million of equity provided to Los Portales.

8.   Please tell us the carrying value of Geoicasa, S.A. de C.V. (Geoicasa) at the date the shares were sold. Tell us how you determined the fair value of the remaining 50% interest in Grupo Punda Condesa, S.A. de C.V. you acquired in exchange for the sale of Geoiscasa, and how you determined the Ps. 26 million gain on the sale of Geoicasa. Please cite the authoritative literature you relied upon in determining your accounting treatment and clarify why the "other disclosures required by IFRS 3, Business Combinations are not considered relevant."

Note 5. Significant Accounting Policies, page F-13

w. Revenue Recognition – Construction Contracts, page F-24

9.   Please tell us and expand your disclosure in future filings to address how your policy complies with paragraphs 13-15 of IAS 11, Construction Contracts. Ensure your expanded disclosures clarify that for any revenue recognized with regard to variations, claims and/or incentive payments meet both of the criteria set forth in paragraphs 13-15 of IAS 11. Please also expand your critical accounting policy on page 47 as appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Jeanne Baker (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief